UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

In the Matter of

Northeast Utilities	Certificate pursuant to Rule
24 under the Public Utility Holding
Company Act of 1935

File No.  70-10315

(Public Utility Holding

Company Act of 1935)

Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, and with reference to the transaction proposed in the Application/Declaration on Form U-1 (the "Application") in File No. 70-10315, Northeast Utilities (“NU”) hereby reports and certifies as follows:

(i)

On November 2, 2005, NU entered into a $600 million revolving credit facility pursuant to a Credit Agreement dated as of November 2, 2005 among Northeast Utilities, the Banks Named Therein.

The transactions referenced above were carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued on October 20, 2005 in this file (HCAR 35-28048).

Submitted with this Certificate is a copy of the "past tense" opinion of counsel as Exhibit F-2.

Exhibits

Exhibit B-1

Credit Agreement dated as of November 2, 2005 among Northeast Utilities, the Banks Named Therein, the Lenders party thereto and Barclays Bank PLC as Administrative Agent and Fronting Bank.

Exhibit F-2

Past-Tense Opinion of Counsel

[SIGNATURE PAGE TO FOLLOW]

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicant has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

Northeast Utilities

Northeast Utilities

By: /s/ Randy A. Shoop Name: Randy A. Shoop Title: Vice President and Treasurer

Dated:

November 10, 2005